[redacted]

08025466

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. Rice Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Avenue
(No. and Street)

Portland (City) Maine (State) 04103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Howgate (207-775-3451)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name – *if individual, state last, first, middle name*)

210 Western Avenue (Address) South Portland (City) Maine (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 22 2008
Washington, DC
100

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. R. Rice Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACEE L. BISSON
Notary Public, Maine
My Commission Expires September ...

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Supplemental Report of Independent Auditors

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.R. RICE FINANCIAL SERVICES, INC.
PORTLAND, MAINE

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2007

FORTIN, HOWGATE & HARMON

Certified Public Accountants
South Portland, Maine

W.R. RICE FINANCIAL SERVICES, INC.
DECEMBER 31, 2007

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants
210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

FebruaryTwenty
2 0 0 8

Independent Auditors' Report

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine

We have audited the accompanying balance sheets of W.R. Rice Financial Services, Inc. as of December 31, 2007 and 2006 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. at December 31, 2007 and 2006 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

W.R. RICE FINANCIAL SERVICES, INC.
BALANCE SHEETS
DECEMBER 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 41,078	$ 32,139
Commissions Receivable	5,549	7,405
Other Receivables	0	10,000
Prepaid Expenses	1,266	381
Marketable Securities	274,076	170,515
Total Current Assets	321,969	220,440
PROPERTY AND EQUIPMENT:	44,926	42,612
Less: Accumulated Depreciation	37,799	36,326
	7,127	6,286
TOTAL ASSETS	$ 329,096	$ 226,726
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 8,195	$ 29,169
Accrued Expenses	4,630	2,962
Total Current Liabilities	12,825	32,131
STOCKHOLDERS' EQUITY:		
Common Stock, No Par; Authorized 3,000 Shares; Issued and Outstanding 3,000 Shares	20,000	20,000
Additional Paid-In Capital	20,000	20,000
Retained Earnings	101,789	83,674
Unrealized Holding Gains	174,482	70,921
TOTAL STOCKHOLDERS' EQUITY	316,271	194,595
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 329,096	$ 226,726

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions	$ 476,513	$ 347,352
Financial Planning and Advisory Fees	41,829	39,019
	518,342	386,371
EXPENSES:		
Commissions Paid	307,848	228,282
Officers' Salary	105,585	60,000
Other Wages	13,508	13,247
Office Rent	19,200	19,200
Telephone	1,852	1,491
Advertising and Promotion	536	513
Insurance	10,192	12,064
Equipment Rental	2,736	1,311
Vehicle Expense	3,802	3,346
Professional Fees	6,635	6,450
Repairs and Maintenance	8,134	12,683
Utilities	7,711	7,676
Training and Seminars	472	514
Office Supplies	3,130	3,414
Regulatory Fees	4,140	4,735
Payroll Taxes	9,002	5,994
Computer Expenses	1,173	1,182
Charitable Contributions	150	167
Travel and Entertainment	1,620	1,841
Postage and Shipping	1,652	1,291
Cantella Maintenance Fees	2,493	1,790
Memberships and License Fees	900	1,031
Publications	239	92
Depreciation and Amortization	1,473	1,609
Miscellaneous	601	1,069
Rep. Expense Reimbursement	(27,690)	(21,220)
	487,094	369,772
NET OPERATING INCOME	31,248	16,599
OTHER INCOME (EXPENSE):		
Other Income	35,000	0
Interest Income	1,680	540
Interest Expense	0	(587)
	36,680	(47)
NET INCOME	$ 67,928	$ 16,552

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Additional Paid-In Capital	Common Stock	Retained Earnings	Unrealized Holding Gains	Total
BALANCE, DECEMBER 31, 2005	$ 20,000	$ 20,000	$ 67,122	$ 13,693	$ 120,815
NET INCOME - 2006	0	0	16,552	0	16,552
CHANGES IN UNREALIZED HOLDING GAINS	0	0	0	57,228	57,228
BALANCE, DECEMBER 31, 2006	$ 20,000	$ 20,000	$ 83,674	$ 70,921	$ 194,595
NET INCOME - 2007	0	0	67,928	0	67,928
DISTRIBUTIONS TO SHAREHOLDER	0	0	(49,813)	0	(49,813)
CHANGES IN UNREALIZED HOLDING GAINS	0	0	0	103,561	103,561
BALANCE, DECEMBER 31, 2007	$ 20,000	$ 20,000	$ 101,789	$ 174,482	$ 316,271

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 67,928	$ 16,552
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation and Amortization	1,473	1,609
Changes in Assets and Liabilities:		
Commissions Receivable	1,856	(523)
Other Receivables	10,000	(10,000)
Prepaid Expenses	(885)	(115)
Accounts Payable and Accrued Expenses	(19,306)	21,262
Net Cash Provided by Operating Activities	61,066	28,785
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(2,314)	0
Purchase of Marketable Securities	0	(24,000)
Net Cash (Used) By Investing Activities	(2,314)	(24,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Stockholder	(49,813)	0
Net Cash (Used) by Financing Activities	(49,813)	0
NET INCREASE IN CASH	8,939	4,785
CASH AT BEGINNING OF YEAR	32,139	27,354
CASH AT END OF YEAR	$ 41,078	$ 32,139

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2007	2006
Cash Paid During the Year For:		
Interest	$ 0	$ 587

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

W.R. Rice Financial Services, Inc. (the Company) was incorporated on July 25, 1994 and commenced operations in October of 1994. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Property and equipment which is stated at costs consists of the following:

	Cost	Accumulated Depreciation	Book Value
Leasehold Improvements	$ 19,760	$ 16,033	$ 3,727
Office Furniture and Equipment	25,166	21,766	3,400
	$ 44,926	$ 37,799	$ 7,127

Revenue:

Commission revenues are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

NOTE 2 - MARKETABLE SECURITIES:

Investments in marketable equity securities are stated at fair market value. Cost and fair value of marketable securities available for sale at December 31, 2007 are as follows:

	Cost	Unrealized Gain	Fair Value
5,538 Shares of The Nasdaq Stock Market, Inc.	$ 99,594	$ 174,482	$ 274,076

NOTE 3 - RELATED PARTY TRANSACTIONS:

In November 1997 the Company began leasing office space from its majority stockholder. The rent paid for 2007 was $19,200. There was no formal lease agreement as of December 31, 2007.

NOTE 4 - ADVERTISING:

Direct response advertising consists of various forms of media advertising. The total advertising costs for 2007 and 2006 were $536 and $513, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2007, the Company's net capital for regulatory purposes was $228,650, which exceeded its required net capital of $5,000 by $223,650 and the percentage of aggregate indebtedness to net capital was 5.61%.

NOTE 6 - INCOME TAXES:

The Company has elected S-Corporation status and therefore the net income of the Company is reported at the shareholder level.

NOTE 7 - COMPENSATED ABSENCES:

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 8 - OTHER INCOME:

The Company received a one time, special payment of $35,000 on August 1, 2007 due to the consolidation of NASD and NYSE Member Regulation.

NOTE 9 - LEASE COMMITMENT:

The Company leased office equipment under an Operating Lease that will expire in September, 2011. Rent expense under this lease for the years ended December 31, 2007 and 2006 totaled $1,405 and $351, respectively.

Future minimum payments under Operating Leases as of December 31, 2007 are as follows:

2008	$ 1,405
2009	1,405
2010	1,405
2011	1,054
	$ 5,269

SUPPLEMENTARY INFORMATION

W.R. RICE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007
(See Independent Auditors' Report)

CREDITS:	
Stockholders' Equity	$ 316,271
DEBITS:	
Nonallowable Assets:	
Property and Equipment	7,127
Receivables From Non-Customers	1,600
Prepaid Expenses	1,266
Haircuts on Marketable Securities (274,076 X 15%)	41,111
Undue Concentration	36,517
Total Debits	87,621
TOTAL CAPITAL	228,650
MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $855 OR $5,000.	5,000
EXCESS NET CAPITAL	$ 223,650
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.61%
TOTAL AGGREGATE INDEBTEDNESS	$ 12,825

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

W.R. RICE FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2007
(See Independent Auditors' Report)

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2007 UNAUDITED FILING OF PART IIA OF FORM X-17A-5	$ 231,489
NET AUDITED ADJUSTMENTS	(2,839)
NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL INFORMATION	$ 228,650

The differences between the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part 11A can be explained as follows:

Accrued expenses increased by $2,797 and total assets decreased by $10 due to a depreciation adjustment. These adjustments are reflected in the calculation of the undue concentration which changed by $42 to arrive at net capital.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2007
(See Independent Auditors' Report)

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON
Certified Public Accountants
210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

February Twenty
2 0 0 8

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

Board of Directors
W. R. Rice Financial Services, Inc.
Portland, Maine 04101

In planning and performing our audit of the financial statements of W. R. Rice Financial Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fortin, Howgate + Harmon

END